Exhibit 99.1

VinFast Reports Unaudited Second Quarter 2026 Financial Results

Quarterly Revenues reached VND30,340.9 billion
(US$1,203.7 million) Quarterly EV Deliveries were 70,085 units

Singapore, October 19, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), an electric vehicle (“EV”) company with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Operating Highlights for the Second Quarter of 2026

	2Q2026	1Q2026	2Q2025
EV Deliveries[1]	70,085	58,577	35,837
E-scooter & E-bike Deliveries	286,039	143,136	69,580

●	EV deliveries were 70,085 in the second quarter of 2026, representing an increase of 20% from first quarter of 2026 and 96% increase from the second quarter of 2025. International markets outside of Vietnam accounted for approximately 11% of total deliveries during the quarter.

●	E-scooter and e-bike deliveries were 286,039 in the second quarter of 2026, representing a 100% increase from first quarter of 2026 and 311% increase from the second quarter of 2025.

●	Showrooms: As of June 30, 2026, customers can purchase VinFast EVs from 474 showrooms globally.[2]

Key Financial Growth Metrics for the Second Quarter of 2026 (See full details of the Financial Results below)

(in VND millions, except for percentages)

	2Q2026	1Q2026	2Q2025	QoQ	YoY
Vehicle Sales	28,833,074	21,612,507	14,966,043	33.4%	92.7%
Total Revenues	30,340,852	22,836,084	16,356,556	32.9%	85.5%

●	Vehicle sales were VND28,833.1 billion (US$1,143.9 million) in the second quarter of 2026, representing an increase of 33.4% from the first quarter of 2026 and an increase of 92.7% from the second quarter of 2025.

●	Total revenues were VND30,340.9 billion (US$1,203.7 million) in the second quarter of 2026, representing an increase of 32.9% from the first quarter of 2026 and an increase of 85.5% from the second quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

Recent Business Updates

Product and Technology

●	The VF Wild REEV is the latest addition to our product portfolio. Built on VinFast’s next-generation large-vehicle platform, it combines an electric drivetrain with extended-range capability, giving customers greater flexibility for longer-distance driving while retaining the core driving characteristics of an EV. The VF Wild is now available in Vietnam and we expect to bring it to international markets next year.

[1]	Includes EV models under VF, Green and Lac Hong brands, EC Van and e-buses.

[2]	Includes VinFast-owned and dealer showrooms.

●	On autonomous driving, we continue to progress toward our planned pilot of 200 Level 4 robotaxis at Vinhomes Green Paradise in Can Gio in late 2027, subject to obtaining the required regulatory approvals. In parallel with technology development, we are working with the relevant authorities on the regulatory sandbox, safety standards, and training protocols required to support the pilot.

Key Markets

●	In Vietnam, by the end of the second quarter, VinFast has maintained the number-one position for 22 consecutive months since September 2024. As of June 30, our share of the overall Vietnam automotive market was approximately 38%[3].

●	During the quarter, we launched the new generation VF 8 as well as the VF 2, our most compact passenger vehicle. Initial customer response was strong, with each model generating more than 12,700 and 28,700 reservations[4] respectively within days of launch.

●	Our two-wheeler business also continued to scale, reinforcing VinFast’s position as the number-two player[5] and further narrowing the gap with the market leader.

●	Southeast Asia and India continue to be a core growth engine for VinFast. In the second quarter of 2026, VinFast ranked #1 among battery EV (“BEV”) brands in the Philippines[6], #5 in India[7] and #8 in Indonesia[8].

Ngoc Hoi Acquisition

●	On September 15, 2026, VinFast Vietnam Joint Stock Company (“VFVN”), a subsidiary of the Company, entered into agreements to acquire 100% of the equity interests in Ngoc Hoi Real Estate Investment Joint Stock Company (“Ngoc Hoi”) from Mr. Pham Nhat Vuong, VinFast’s founder (“Mr. Pham”), and two other minority shareholders. Ngoc Hoi is a real estate development company in which Mr. Pham owns a majority interest and which holds a 20% economic interest in an investor consortium developing the Hanoi International Sports Urban Area Project, a large-scale integrated urban development project in Hanoi, Vietnam.

●	The aggregate consideration was VND30,857 billion (approximately US$1.2 billion), representing a discount to the fair value of the transferred shares as determined by an independent third-party valuation. The acquisition was completed in the third quarter of 2026. The consideration was funded through a combination of existing financial arrangements with Vingroup Joint Stock Company (“Vingroup”) and Mr. Pham, together with a portion of the proceeds from Mr. Pham’s capital contribution of VND20,000 billion (approximately US$793.5 million) to VFVN through VFVN’s issuance of dividend preference shares that carry no conversion, exchange or similar rights, and has been fully settled. The acquisition is intended to generate additional earnings and cash flows from real estate development, while the Company’s electric vehicle and smart mobility businesses remain its core business and principal strategic focus.

Funding Sources

●	As previously disclosed, Vingroup announced in late 2024 its intention to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) between November 12, 2024, and November 12, 2026, to support VinFast’s continued growth. As of June 30, 2026, VinFast’s outstanding borrowings from Vingroup under this commitment were VND17,398.6 billion (US$690.3 million).

[3]	Based on data from the Vietnam Automobile Manufacturers’ Association, TC Group and the Company’s internal data (for VinFast only).

[4]	Reservations are non-binding and cancellable until deposits are placed by the customers.

[5]	Based on Company internal research

[6]	According to the Chamber of Automotive Manufacturers of the Philippines (CAMPI).

[7]	Based on Vahan registrations among BEV brands.

[8]	According to the Association of Indonesia Automotive Industries (GAIKINDO).

●	Pursuant to a grant agreement dated November 12, 2024, Mr. Pham committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. As of June 30, 2026, a total of VND40,500.0 billion (US$1.6 billion) had been disbursed pursuant to the grant agreement.

●	As of June 30, 2026, VinFast had total available liquidity of up to 58,590.9 billion (US$2.3 billion), which consisted of cash and cash equivalents of 7,083.4 billion (US$281.0 million), an undrawn credit line from Vingroup[9] of up to 17,601.4 billion (US$698.3 million), remaining grants from Mr. Pham[10] of up to 9,500.0 billion (US$376.9 million), and an available commitment of VND24,406.1 billion (US$968.3 million) under a standby equity subscription agreement with YA II PN, Ltd.[11] entered into in October 2023.

●	In addition, as previously disclosed, the Board of Directors of the Company and the shareholders of VFVN approved a capital contribution of up to VND10,000.0 billion (US$396.7 million) by Mr. Pham to VFVN through the issuance of dividend preference shares with no conversion, exchange or similar rights. The approved amount was subsequently increased to VND20,000.0 billion (US$793.5 million), which has been fully contributed by Mr. Pham to VFVN in the third quarter of 2026. A portion of the proceeds from this capital contribution was used to fund the aggregate consideration of VND30,857 billion in connection with the Ngoc Hoi acquisition, with the remaining amount funded through a combination of existing financial arrangements with Vingroup and Mr. Pham.

Related Party Transactions

●	Out of 70,085 EVs delivered in the second quarter of 2026, approximately 6% were to related parties of the Company.

●	Out of 286,039 e-scooters and e-bikes delivered in the second quarter of 2026, approximately 4% were to related parties of the Company.

Legal and Arbitration Proceedings

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

●	On September 30, 2026, the Court dismissed with prejudice the Comeau Securities Class Action, as previously disclosed in the Company’s Annual Report on Form 20-F. Accordingly, all claims asserted against the Company and the other defendants in the litigation have been dismissed.

North Carolina Department of Commerce v. VinFast Manufacturing US, LLC and Vingroup; 26CV0119274 Superior Court of NC, Wake County

●	As previously reported, the Company is aware that on May 21, 2026, the North Carolina Department of Commerce, through the Office of the Attorney General of North Carolina, filed a complaint against VinFast Manufacturing US, LLC, a subsidiary of the Company ("VFUS") and Vingroup, in Wake County Superior Court, State of North Carolina. The dispute concerns the implementation of certain agreements between VFUS, Vingroup and the State of North Carolina relating to the development of a manufacturing facility in Chatham County, North Carolina. The proceedings are ongoing, and both VFUS and Vingroup are actively defending their positions.

Management Commentary

Mr. Pham Nhat Quan Anh, CEO and Chairman of VinFast, said: “VinFast entered the second half of 2026 with strong momentum across our core markets and continued progress in expanding our global platform. During the quarter, we reached several important milestones, including continued growth across both electric four-wheelers and two-wheelers. We are also broadening the financial and ecosystem foundation supporting our long-term strategy through our participation in the Hanoi International Sports Urban Area Project. Looking ahead, our priorities remain focused on scaling production in key international markets including the Philippines, Indonesia and India while continuing strategic expansion across the United States, Europe, and the Middle East, expanding our product and technology roadmap, and strengthening after-sales capabilities. We believe these initiatives position VinFast to sustain growth while building a more globally diversified, capital-efficient and resilient electric mobility business.”

[9]	The credit line is available to the Company through November 12, 2026

[10]	Mr. Pham has committed to providing grants to the Company through the end of 2026.

[11]	The standby equity subscription agreement with YA II PN, Ltd. remains available until November 1, 2026.

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Our second-quarter results reflect continued strong revenue growth in our core electric mobility business as we scale vehicle volumes and invest in our next generation of products and technology. At the same time, we have taken deliberate steps to strengthen VinFast’s long-term financial profile, including the transition to a more capital-efficient manufacturing model in Vietnam and the addition of a complementary real-estate earnings stream. Together, these initiatives are intended to reduce the capital intensity of our operations, strengthen our consolidated operating results and cash generation over time, and provide greater financial capacity to support continued investment in our EV business. Electric mobility remains at the center of our strategy, and we believe these actions position VinFast on a stronger foundation as we pursue sustainable growth and a pathway toward profitability.”

Financial Results for the Second Quarter of 2026

●	Following the restructuring of our Vietnam manufacturing operations, the disposed manufacturing operations have been classified as discontinued operations, while the businesses and activities that remain with VinFast are presented as continuing operations. Accordingly, the comparable prior periods have been recast to present the results of these operations separately from continuing operations.

Revenues

●	Total revenues were VND30,340.9 billion (US$1,203.7 million) in the second quarter of 2026, representing an increase of 32.9% from the first quarter of 2026 and an increase of 85.5% from the second quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND28,833.1 billion (US$1,143.9 million) in the second quarter of 2026, representing an increase of 33.4% from the first quarter of 2026 and an increase of 92.7% from the second quarter of 2025. Revenue growth from the first quarter of 2026 and second quarter of 2025 was driven by an increase in EV sales volumes due to growth in the Vietnam market and contributions from overseas markets such as India, Indonesia and the Philippines.

Cost of Sales and Gross Margin

●	Cost of sales was VND49,392.2 billion (US$1,959.5 million) in the second quarter of 2026, representing an increase of 36.1% from the first quarter of 2026 and an increase of 148.0% from the second quarter of 2025. The increase compared to the first quarter of 2026 and second quarter of 2025 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers.

●	Gross loss was VND19,051.3 billion (US$755.8 million) in the second quarter of 2026, representing an increase of 41.7% from the first quarter of 2026 and an increase of 435.4% from the second quarter of 2025.

●	Gross margin was negative 62.8% in the second quarter of 2026, compared to negative 58.9% in the first quarter of 2026 and negative 21.8% in the second quarter of 2025. The decrease in gross margin from the second quarter of 2025 was primarily attributable to (i) the recognition of additional expenses related to the extended free charging program[12] launched in February 2026, which was recorded as a deduction of revenue beginning in the first quarter of 2026, and (ii) revenue deferrals on certain vehicle sales. The decrease in gross margin from the first quarter of 2026 was primarily attributable to revenue deferrals on certain vehicles sales.

[12]	We launched the free charging program on 9 February 2026, providing EV customers with a monthly free charging quota at V-Green JSC stations for a period of up to three years, through February 2029. The incremental costs will be funded by Mr. Pham directly to V-Green JSC and is accounted for as deemed contribution from the owner and a deduction of revenue.

Operating Expenses

●	Research and development (R&D) costs were VND3,874.9 billion (US$153.7 million) in the second quarter of 2026, representing an increase of 52.8% from the first quarter of 2026 and an increase of 65.9% from the second quarter of 2025. The increase in R&D costs compared to the first quarter of 2026 and second quarter of 2025 was attributable to higher R&D spending on new vehicle platforms, E/E 2.0 architecture and ADAS technologies in the second quarter of 2026.

●	Selling, general and administrative expenses were VND5,259.9 billion (US$208.7 million) in the second quarter of 2026, representing an increase of 116.9% from the first quarter of 2026 and an increase of 59.4% from the second quarter of 2025. The increase compared to the first quarter of 2026 and second quarter of 2025 was primarily attributable to certain sale programs and incentives related to the vehicle sales for which revenue has been deferred. As a result, these costs were recorded as selling expenses rather than as a reduction of revenue, as they would have been if the revenue had been recognized.

●	Net other operating expenses were VND960.7 billion (US$38.1 million) in the second quarter of 2026, representing an increase in net operating expenses of 73.3% from the first quarter of 2026 and of 62.9% from the second quarter of 2025. The increase in net expense was primarily driven by higher foreign exchange losses.

Loss from Operations

●	Loss from operations was VND29,146.8 billion (US$1,156.3 million) in the second quarter of 2026 representing an increase of 53.8% from the first quarter of 2026 and an increase of 197.9% from the second quarter of 2025, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND596.7 billion (US$23.7 million) in the second quarter of 2026, representing a decrease of 4.0% from the first quarter of 2026 and a decrease of 48.1% from the second quarter of 2025. The change in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the financial liabilities in respect of dividend preference shares.

●	Net loss from continuing operations was VND31,189.2 billion (US$1,237.4 million) in the second quarter of 2026, representing an increase of 48.2% from the first quarter of 2026 and an increase of 127.8% from the second quarter of 2025.

●	Net gain from discontinued operations was VND29,774.3 billion (US$1,181.2 million) which comprises the gains on disposal of VND36,967.3bn (US$1,466.6m), net of tax, partially offset by losses from discontinued operations of VND7,193.0bn (US$285.4m) prior to the disposal date.

●	Total net loss was VND1,414.9 billion (US$56.1 million) in the second quarter of 2026.

●	Basic and diluted net loss per ordinary share from continuing operations were both VND13,321 (US$0.53) in the second quarter of 2026, compared with VND8,974 (US$0.36) in the first quarter of 2026 and VND5,844 (US$0.23) in the second quarter of 2025.

Balance Sheet

●	Cash and cash equivalents were VND7,083.4 billion (US$281.0 million) as of June 30, 2026.

Business Outlook

●	As we progress through the second half of 2026, we continue to navigate industry-wide semiconductor supply constraints affecting automotive manufacturers globally. VinFast has taken proactive actions to strengthen supply visibility, including long-term procurement commitments extending through 2027 and direct engagement with senior leadership teams at key suppliers to secure priority support for our production requirements. While we remain attentive to the evolving supply environment, our current expectations for production and deliveries remain in line with our business plan, and we are maintaining our full-year 2026 guidance.

●	VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, the Middle East, North America and Europe, and the Company continues to evaluate opportunities to expand into additional countries and regions across Europe, Asia, the Middle East and Africa. VinFast aims to grow its global footprint in markets where it identifies strong long-term EV adoption potential. This expansion strategy is aligned with Vingroup’s broader global development approach, leveraging the Vingroup ecosystem, partnerships and capital resources to support VinFast’s international growth.

●	VinFast may establish or enlarge its presence in existing and new markets through a range of distribution models, with dealership partnerships representing the predominant approach in recent periods. To ensure sufficient production capacity to support its current and future operations, VinFast intends, from time to time, to expand its international manufacturing capacity, assembly and distribution capacity across its markets, including through the expansion of existing facilities as well as new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it continues to evaluate a broader spectrum of vehicle types for future product development. VinFast regularly reviews its global expansion strategy and retains flexibility to accelerate, moderate or otherwise adjust its distribution, manufacturing, assembly, marketing and other market plans as conditions evolve.

●	VinFast’s funding sources for its capital requirements to implement its growth strategy are expected to include loans, grants, and transactions with its major shareholders and affiliates, as well as public and private debt and equity capital markets, third-party borrowings and cash from operations. VinFast also expects to opportunistically access the debt and equity capital markets from time to time, subject to market conditions. The Company also seeks to capture available tax incentives, subsidies and other policy support programs to reduce the cost of investment and operations.

Notes:

The amounts shown in the consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

Conference Call

The Company’s management will host its second quarter 2026 earnings conference call at 8:00 AM U.S. Eastern Time on October 19, 2026.

Live Webcast: https://edge.media-server.com/mmc/p/qy7nmbcv

Registration Form: https://register-conf.media-server.com/register/BIe2e54174d1ed4dbf8f1215a46e676919

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,744,741	7,083,364	281,018,964
Restricted cash	665,510	1,339,006	53,122,511
Trade receivables	4,380,041	4,588,152	182,026,184
Advances to suppliers	4,563,465	4,967,311	197,068,595
Inventories, net	10,176,399	13,746,557	545,368,444
Short-term prepayments, other receivables and other assets	4,089,980	10,520,347	417,374,712
Current net investment in sales-type lease	62,862	71,990	2,856,066
Short-term investments	2,510,529	4,666,530	185,135,682
Short-term amounts due from related parties	7,529,473	2,763,457	109,634,889
Current assets of discontinued operations	45,716,748	-	-

Total current assets	85,439,748	49,746,714	1,973,606,046

NON-CURRENT ASSETS
Trade receivables	538,050	450,503	17,872,848
Property, plant and equipment, net	18,139,525	19,523,556	774,559,867
Intangible assets, net	633,254	638,248	25,321,273
Right-of-use assets	1,175,966	2,380,754	94,451,877
Long-term prepayments	44,824	41,266	1,637,150
Non-current net investment in sales-type lease	320,781	339,733	13,478,259
Long-term amounts due from related parties	1,232	1,232	48,877
Restricted cash	1,831,597	1,358,870	53,910,577
Other non-current assets	418,160	417,833	16,576,728
Non-current assets of discontinued operations	74,078,905	-	-
Total non-current assets	97,182,294	25,151,995	997,857,455

TOTAL ASSETS	182,622,042	74,898,709	2,971,463,501

(*)	Comparative amounts of Unaudited Interim Condensed Consolidated Balance Sheets have been recast to separately present the assets and liabilities of the disposal group related to the discontinued operations.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31,	As June of 30,	As June of 30,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	2,376,314	5,940,712	235,686,424
Short-term financial liabilities	24,332,136	25,532,063	1,012,935,928
Trade payables	4,819,350	17,280,687	685,578,315
Deposits and down-payment from customers	1,658,961	2,092,128	83,001,190
Short-term deferred revenue	123,091	116,625	4,626,875
Short-term accruals	5,616,803	11,024,476	437,375,069
Other current liabilities	3,755,959	4,889,680	193,988,733
Current portion of lease liabilities	398,268	447,232	17,743,077
Amounts due to related parties	19,355,573	26,503,553	1,051,477,942
Current liabilities of discontinued operations	102,322,510	-	-
Total current liabilities	164,758,965	93,827,156	3,722,413,552

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	15,185,039	15,881,601	630,072,245
Long-term financial liabilities	13,064	31,338	1,243,275
Long-term trade payables	-	35,501,657	1,408,460,565
Other non-current liabilities	1,865,620	2,466,973	97,872,451
Non-current lease liabilities	929,382	1,193,527	47,350,909
Long-term deferred revenue	819,650	926,614	36,761,644
Deferred tax liabilities	9,099	9,108	361,343
Long-term accruals	37,698	1,051,619	41,720,979
Amounts due to related parties	12,174,267	10,888,992	432,000,000
Non-current liabilities of discontinued operations	79,225,036	-	-
Total non-current liabilities	110,258,855	67,951,429	2,695,843,410

EQUITY
Ordinary shares (2,339,536,010 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	9,867,220	9,867,220	391,463,144
Accumulated losses	(367,176,828)	(396,627,973)	(15,735,458,740)
Additional paid-in capital	183,945,584	269,864,827	10,706,372,570
Other comprehensive income/(loss)	(572,559)	88,902	3,527,017
Deficit attributable to equity holders of the parent	(173,936,583)	(116,807,024)	(4,634,096,009)
Non-controlling interests	81,540,805	29,927,148	1,187,302,547
Total deficit	(92,395,778)	(86,879,876)	(3,446,793,462)

TOTAL DEFICIT AND LIABILITIES	182,622,042	74,898,709	2,971,463,501

(*)	Comparative amounts of Unaudited Interim Condensed Consolidated Balance Sheets have been recast to separately present the assets and liabilities of the disposal group related to the discontinued operations.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended March 31,	For the three months ended June 30,				For the six months ended June 30,
	2026	2025	2026	2026	2025	2026	2026
	VND million	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited) (*)	(Unaudited)	(Unaudited)	(Unaudited) (*)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	21,612,507	14,966,043	28,833,074	1,143,897,247	30,179,328	50,445,581	2,001,332,262
Other revenue and services	1,223,577	1,390,513	1,507,778	59,818,218	2,368,127	2,731,355	108,361,303
Revenues	22,836,084	16,356,556	30,340,852	1,203,715,465	32,547,455	53,176,936	2,109,693,565
Cost of vehicles sold	(34,986,963)	(19,058,165)	(47,465,532)	(1,883,104,499)	(36,490,635)	(82,452,495)	(3,271,145,561)
Other cost of goods sold and services rendered	(1,290,875)	(856,890)	(1,926,626)	(76,435,214)	(1,788,806)	(3,217,501)	(127,648,219)
Cost of sales	(36,277,838)	(19,915,055)	(49,392,158)	(1,959,539,713)	(38,279,441)	(85,669,996)	(3,398,793,779)

Gross loss	(13,441,754)	(3,558,499)	(19,051,306)	(755,824,248)	(5,731,986)	(32,493,060)	(1,289,100,214)

Operating expenses
Research and development costs	(2,535,422)	(2,335,125)	(3,874,930)	(153,730,461)	(4,350,711)	(6,410,352)	(254,318,496)
Selling and distribution costs	(1,413,000)	(2,063,282)	(3,492,775)	(138,569,190)	(3,575,371)	(4,905,775)	(194,627,271)
Administrative expenses	(1,012,445)	(1,236,004)	(1,767,122)	(70,107,197)	(3,350,410)	(2,779,567)	(110,274,022)
Net other operating expenses	(554,299)	(589,593)	(960,693)	(38,113,663)	(915,268)	(1,514,992)	(60,104,420)

Operating loss	(18,956,920)	(9,782,503)	(29,146,826)	(1,156,344,759)	(17,923,746)	(48,103,746)	(1,908,424,423)
Finance income	99,700	36,269	104,996	4,165,516	68,645	204,696	8,120,924
Finance costs	(1,563,728)	(2,798,870)	(1,550,669)	(61,519,837)	(5,277,130)	(3,114,397)	(123,557,764)
Net loss on financial instruments at fair value through profit or loss	(621,448)	(1,148,961)	(596,710)	(23,673,332)	(1,720,031)	(1,218,158)	(48,328,096)

Loss from continuing operations before income tax expense	(21,042,396)	(13,694,065)	(31,189,209)	(1,237,372,411)	(24,852,262)	(52,231,605)	(2,072,189,360)
Tax expense	-	440	(8)	(317)	960	(8)	(317)

Net loss for the period from continuing operations	(21,042,396)	(13,693,625)	(31,189,217)	(1,237,372,729)	(24,851,302)	(52,231,613)	(2,072,189,677)
Net (loss)/income for the period from discontinued operations	(7,065,586)	(6,647,980)	29,774,271	1,181,237,443	(13,184,072)	22,708,685	900,923,788
Net loss for the period	(28,107,982)	(20,341,605)	(1,414,946)	(56,135,285)	(38,035,374)	(29,522,928)	(1,171,265,889)
Net loss attributable to non-controlling interests	(48,022)	(25,517)	(23,763)	(942,752)	(47,497)	(71,785)	(2,847,933)

Net loss attributable to controlling interest	(28,059,960)	(20,316,088)	(1,391,183)	(55,192,534)	(37,987,877)	(29,451,143)	(1,168,417,956)

(*)	Comparative amounts of Unaudited Interim Condensed Consolidated Statements of Operations have been recast to reflect the presentation of the disposed operations as discontinued operations.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,	For the three months ended June 30,			For the six months ended June 30,
	2026	2025	2026	2026	2025	2026	2026
	VND million	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited) (*)	(Unaudited)	(Unaudited)	(Unaudited) (*)	(Unaudited)	(Unaudited)

Net loss for the period	(28,107,982)	(20,341,605)	(1,414,946)	(56,135,285)	(38,035,374)	(29,522,928)	(1,171,265,889)

Other comprehensive (loss) / income
Other comprehensive (loss)/ income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	713,841	(15,799)	413,023	16,385,900	(266,913)	1,126,864	44,706,181

Net other comprehensive (loss)/ income that will be reclassified to profit or loss in subsequent periods	713,841	(15,799)	413,023	16,385,900	(266,913)	1,126,864	44,706,181

Total comprehensive loss for the period, net of tax	(27,394,141)	(20,357,404)	(1,001,923)	(39,749,385)	(38,302,287)	(28,396,064)	(1,126,559,708)
Comprehensive loss attributable to non-controlling interests	(48,022)	(25,517)	(23,763)	(942,752)	(47,497)	(71,785)	(2,847,933)
Comprehensive loss attributable to controlling interest	(27,346,119)	(20,331,887)	(978,160)	(38,806,633)	(38,254,790)	(28,324,279)	(1,123,711,775)

Net (loss)/earnings per share attributable to ordinary shareholders (Basic and diluted)	VND	VND	VND	USD	VND	VND	USD
Net loss per share from continuing operations	(8,974)	(5,844)	(13,321)	(0.53)	(10,605)	(22,295)	(0.88)
Net (loss)/earnings per share from discontinued operations	(3,020)	(2,842)	12,727	0.50	(5,637)	9,706	0.39
Net loss per share	(11,994)	(8,686)	(595)	(0.02)	(16,242)	(12,588)	(0.50)
Weighted average number of shares used in loss per share computation
Basic and diluted	2,339,536,010	2,338,812,676	2,339,536,010	2,339,536,010	2,338,812,617	2,339,536,010	2,339,536,010

(*)	Comparative amounts of Unaudited Interim Condensed Consolidated Statements of Operations have been recast to reflect the presentation of the disposed operations as discontinued operations.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited) (*)	(Unaudited) (*)
OPERATING ACTIVITIES
Net loss for the period	(38,035,374)	(29,522,928)	(1,171,265,889)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment and amortization of intangible assets	5,483,532	5,988,235	237,571,808
Impairment of assets and changes in fair value of held for sale assets	1,193,063	-	-
Changes in operating lease right-of-use assets	356,205	296,165	11,749,782
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	10,088,458	23,457,287	930,623,145
Deferred income tax expenses	229,369	188,207	7,466,754
Unrealized foreign exchange losses/ (gain)	(793,412)	1,516,918	60,180,830
Gain on disposal of discontinued operations, net of tax	-	(36,967,305)	(1,466,607,355)
Net losses on financial instruments at fair value through profit or loss	1,945,794	(2,760,389)	(109,513,171)
Change in amortized costs of financial instruments measured at amortized cost	1,373,535	2,010,393	79,758,510
Losses on disposal of fixed assets	420,807	264,532	10,494,803
Deemed contribution from owners to VinFast’s customers	-	7,025,787	278,734,706
Cash received as profit shared from investment cooperation and business opportunity exploration agreement	-	923,533	36,639,411
Share of loss from equity investees	127,277	(19,689)	(781,124)
Others	245,091	593,290	23,537,650
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	3,578,208	2,875,078	114,063,239
Inventories	(12,252,641)	(18,850,752)	(747,867,651)
Trade payables, deferred revenue and other payables	213,451	15,895,367	630,618,385
Operating lease liabilities	(438,643)	(405,107)	(16,071,848)
Prepayments, other receivables and other assets	(420,693)	(3,732,592)	(148,083,472)
Net cash flows used in operating activities	(26,685,973)	(31,223,970)	(1,238,751,488)

(*)	The Unaudited Interim Condensed Consolidated Statements of Cash Flows include the results of continuing and discontinued operations as well as the cash and cash equivalents and restricted cash associated with the discontinued operations through disposal date that were presented in current and non-current assets of discontinued operations in our Unaudited Interim Condensed Consolidated Balance Sheet.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the six months ended June 30,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited) (*)	(Unaudited) (*)	(Unaudited) (*)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(8,943,376)	(10,856,426)	(430,708,006)
Payment under a business investment and cooperation contract	(2,300,000)	-	-
Proceeds from disposal of property, plant and equipment	316,650	702,712	27,878,759
Disbursement of bank deposit and loans	(2,511,888)	(5,080,249)	(201,549,195)
Collection of bank deposit and loans	818,975	759,932	30,148,853
Cash proceeds from disposal of discontinued operation (net of tax)	-	12,210,165	484,415,020
Receipt from government grants	151,161	9,505	377,093
Net cash flows used in investing activities	(12,468,478)	(2,254,361)	(89,437,475)

FINANCING ACTIVITIES
Additional amount paid up to convert warrants to capital	54	-	-
Deemed contribution from owners	23,000,000	12,500,000	495,913,671
Capital contribution from owners	16	-	-
Proceeds from borrowings	57,703,356	102,348,042	4,060,463,461
Repayment of borrowings	(31,056,414)	(81,332,593)	(3,226,715,584)

Net cash flows from financing activities	49,647,012	33,515,449	1,329,661,549

Net increase in cash and cash equivalents and restricted cash	10,492,561	37,118	1,472,586
Cash, cash equivalents and restricted cash at January 1	7,288,270	9,955,747	394,975,284
Net foreign exchange differences	(266,913)	(211,625)	(8,395,818)

Cash, cash equivalents and restricted cash at June 30	17,513,918	9,781,240	388,052,051

Supplement disclosures of non-cash activities
Issuance of dividend preferred shares by offsetting against borrowings from a related party	10,000,000	15,000,000	595,096,406
Non-cash property, plant and equipment additions	7,344,870	7,269,704	288,411,648
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	2,687,236	2,988,558	118,565,342
Interest payable conversion to debt	2,292,534	249,684	9,905,737
Supplemental Disclosure
Interest paid, net of capitalized interest	4,598,050	9,221,415	365,842,061
Income tax paid	55,180	-	-

(*)	The Unaudited Interim Condensed Consolidated Statements of Cash Flows include the results of continuing and discontinued operations as well as the cash and cash equivalents and restricted cash associated with the discontinued operations through disposal date that were presented in current and non-current assets of discontinued operations in our Unaudited Interim Condensed Consolidated Balance Sheet.

Industry and Market Data

This announcement contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; (xvii) risks relating to the Company’s acquisition of Ngoc Hoi and its participation in real estate development, including the ability to realize anticipated earnings and cash flows; (xviii) risks relating to the restructuring and disposal of the Company’s Vietnam manufacturing operations, including the Company’s reliance on third parties for vehicle production; (xix) industry-wide semiconductor and other supply chain constraints; (xx) the ability to obtain regulatory approvals for autonomous driving technologies, including the planned robotaxi pilot; (xxi) the outcome of pending litigation, including the proceedings brought by the North Carolina Department of Commerce; and (xxii) other risks discussed in VinFast’s reports filed or furnished to the SEC, including under “Item 3. Key Information—D. Risk Factors” in its most recent Annual Report on Form 20-F.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,206 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2026. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, Europe and the Middle East. Learn more at www.vinfastauto.us.